Exhibit 5.1

October 6, 2017

Monarch Energy Holding, Inc.

1200 Main Street

Kansas City, Missouri 64105

Re:	Monarch Energy Holding, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

I have served as Senior Vice President-Corporate Services and General Counsel to Great Plains Energy Incorporated, a Missouri corporation (“Great Plains Energy”), in connection with the Registration Statement on Form S-4, as amended (the “Registration Statement”), filed with the Securities Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, by Monarch Energy Holding, Inc., a Missouri corporation and a wholly owned subsidiary of Great Plains Energy (the “Company”), relating to the issuance of up to approximately 360 million shares (the “Shares”) of Company common stock in connection with the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2017, by and among Westar Energy, Inc., Great Plains Energy, the Company, King Energy, Inc. and, solely for the purposes set forth therein, GP Star, Inc. (the “Merger Agreement”).

In rendering the opinion expressed below, I have examined and relied upon: (a) a copy of the Registration Statement and the exhibits filed therewith; (b) the Company’s Amended and Restated Articles of Incorporation and Amended and Restated By-laws, in the form attached as Exhibit D and Exhibit E to the Merger Agreement, respectively, and to be adopted at the effective time of the merger transactions contemplated by the Merger Agreement; and (c) originals, or copies of originals certified to my satisfaction, of such other agreements, documents, certificates and statements of government officials and other instruments, and have examined such questions of law and have satisfied myself as to such matters of fact, as I have considered relevant, necessary or appropriate as a basis for this opinion letter. I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures, the legal capacity of all persons other than the officers or directors of the Company, and the conformity with the original documents of any copies thereof submitted to me for examination.

I have assumed that, prior to the issuance of any of the Shares, (a) the Registration Statement will have become effective under the Securities Act, (b) to the extent required under the laws of the State of Missouri, the shareholders of the Company will have approved the issuance of the Shares, and (c) the transactions contemplated by the Merger Agreement will have been consummated in accordance with the Merger Agreement.

Based on the foregoing, I am of the opinion that the Shares, when issued in accordance with the provisions of the Merger Agreement set forth in the joint proxy statement/prospectus included in the Registration Statement, will be validly issued, fully paid and non-assessable.

I am licensed to practice law in the State of Missouri and the foregoing opinions are limited to the laws of the State of Missouri. I assume no obligations to update the information in the opinion letter following the Registration Statement’s date of effectiveness.

I hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to me included under the heading “Legal Matters” in the Registration Statement. In giving the foregoing consent, I do not hereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder. This opinion may not be relied upon by you for any other purpose.

Very truly yours,

/s/ Heather A. Humphrey

Senior Vice President—Corporate Services and

General Counsel of Great Plains Energy Incorporated